Exhibit 99.3

# Notice of 2024 annual meeting of common shareholders and notice of availability of meeting materials

RBC

## Notice of meeting

### When

Thursday, April 11, 2024 at 9:30 a.m. (Eastern Time)

### Where

Via live webcast online:
at **web.lumiagm.com/439412600**
Password: **rbc2024** (case sensitive)

In person:
Toronto Congress Centre
North Building
1020 Martin Grove Road
Toronto, Ontario

Please visit our website at **rbc.com/annualmeetings** in advance of the meeting for the most current information about attending the meeting.

You should allow at least 15 minutes to check into the online meeting and complete the related registration.

See pages 9 to 11 of the 2024 management proxy circular (circular) for detailed information on how to attend the meeting.

### Business of the annual meeting of common shareholders

At the meeting, common shareholders will:

1. Receive our financial statements for the years ended October 31, 2023 and 2022 and the related auditor's reports in our 2023 annual report (see page 7 of the circular)
2. Elect directors (see page 7 and pages 12 to 20 of the circular)
3. Appoint our auditor (see pages 7 and pages 48 to 49 of the circular)
4. Have a say on our approach to executive compensation (see page 7 and the Executive compensation section, pages 53 to 98 of the circular)
5. Consider the shareholder proposals set out in Schedule A of the circular that are properly introduced at the meeting, and
6. Transact any other business that may properly come before the meeting

## Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice-and- access to deliver our circular to our registered and non- registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that instead of receiving a paper copy of the circular and the annual report (the meeting materials), you are receiving this notice, which explains how to access these materials online. You will also find on the back of this notice information on how to request paper copies of the meeting materials if you prefer.

You will find enclosed a form of proxy or a voting instruction form so you can vote your shares.

### How to access the meeting materials

- On the Computershare Trust Company of Canada (Computershare) website: **www.envisionreports.com/RBC2024**
- On our website: **rbc.com/annualmeetings**
- On SEDAR: **sedarplus.ca**
- On EDGAR: **sec.gov/edgar**

Notice-and-access is environmentally friendly as it reduces paper and energy consumption

## How to vote

There are two ways you can vote: by proxy or at the meeting either online or in person.

Unless you intend to vote at the meeting, we encourage you to vote as early as possible using the enclosed form of proxy or voting instruction form so your RBC common shares are represented at the meeting. Computershare, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday April 9, 2024.

You will not receive another form of proxy or voting instruction form. Please retain your current one to vote your shares.

**If you wish to attend and vote at the meeting, there are additional steps you MUST take.**

Please refer to pages 8 to 10 of the circular for detailed information on how to vote.

**We encourage you to read the circular before voting.**

## How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the circular was filed on SEDAR as follows:

| Before the meeting | |
|---|---|
| **Non-registered (beneficial) shareholders** | Visit **proxyvote.com** or call 1-877-907-7643 (Canada/U.S.) or 303-562-9305 (International) and enter the 16-digit control number located on your voting instruction form. |
| **Registered shareholders** | Call 1-866-962-0498 (Canada/U.S.) or 514-982-8716 (International) and enter your 15-digit control number located on your form of proxy. |

| After the meeting |
|---|
| Call 1-866-964-0492 (Canada/U.S.) or 514-982-8714 (International) or write to **service@computershare.com** with the following subject line: "RBC – Request for meeting material". |

In order to receive the meeting materials prior to the voting deadline and the date of the meeting, we must receive your request no later than 5:00 p.m. (Eastern Time) on Tuesday, March 26, 2024. The meeting materials will then be sent to you within three business days of receiving your request. If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request. **Please note that you will not receive another voting instruction form or form of proxy.**

## Who to contact if you have questions about notice-and-access or about the meeting

Please call Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International).

## Sign up for eDelivery

You can receive shareholder materials, including this notice as well as the form of proxy or voting instructions form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

**Non-registered (beneficial) shareholders**
Go to **proxyvote.com** and sign up using the control number on your voting instruction form or, after the annual meeting, contact your intermediary.

**Registered shareholders**
Go to investorvote.com and sign up using the control number on your proxy form or go to **investorcentre.com/rbc** and click on "Receive Documents Electronically".

® / ™ Trademark(s) of Royal Bank of Canada.

125847 (02/2024)